DIRECTOR DECLARATION

UNILEVER PLC

Released 11:27:29 16 January 2025

RNS Number : 6293T
Unilever PLC
16 January 2025

16 January 2025

Unilever PLC

Director Declaration

In accordance with UKLR 6.4.9(2), Unilever PLC (the "Company") announces that Judith McKenna, non-executive director of the Company, has been appointed as a director of Delta Air Lines, Inc., with effect from 7th February 2025.

END

RDNPKABBDBKDPDD